Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 333-SILV


                               Silver Screen III

                              Third Quarter Report

                               September 30, 1996

Dear Limited Partner:

     Our  previous   quarterly  cash   distributions   bring  total  Partnership
distributions to $429 million. Revenues in the third quarter of 1996, however, are not sufficient to justify making a cash distribution.

     Two films in the Silver Screen III portfolio have yet to become available to appear on either U.S. syndicated television or basic cable television (USA Network). We anticipate that these two films ("Who Framed Roger Rabbit" and "Three Men and a Baby") will be released in these markets between now and late 1997. However, as indicated in previous reports, revenue in upcoming quarters may be insufficient to justify making a cash distribution.

     The Disney buyout of the Silver Screen III-Disney Joint Venture is scheduled to close on September 30, 1997. Taking into account the buyout from Disney, we expect to distribute between $140 to $170 per unit between now and the dissolution of the Partnership. The Partnership is expected to dissolve at the end of 1997. These figures and dates represent our best estimates as of today.

     As you may be aware, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners
III. These tender offers are NOT associated with the Disney buyout, and Silver Screen Partners III is NOT affiliated in any way with these firms. If you are not interested in selling your units, no action by you is required.

     The 1996 Annual Report and tax  information  will be mailed to you by March
15. If you need any assistance in the meantime, please contact our Investor Relations Department at our new telephone number and address listed on the back of this report.

Sincerely,




/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

BALANCE SHEETS (UNAUDITED)

                                                      Sept. 30, 1996  Dec. 31, 1995
                                                      --------------  -------------

ASSETS

Current assets:
Cash ................................................     $   47,793     $  247,033
Temporary investments (at cost plus accrued interest,
  which approximates market) (Note 1) ...............      1,493,411      3,244,285
                                                          ----------     ----------

Total current assets ................................      1,541,204      3,491,318
Investment in Joint Venture (Note 2) ................      2,774,218      2,862,545
                                                          ----------     ----------

                                                          $4,315,422     $6,353,863
                                                          ==========     ==========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner .....................     $   34,215     $   47,150
                                                          ----------     ----------

Total current liabilities ...........................         34,215         47,150
Other liabilities ...................................           --          106,790
                                                          ----------     ----------

Total liabilities ...................................         34,215        153,940
                                                          ----------     ----------

Partners' equity:
General partners ....................................           --             --
Limited partners ....................................      4,281,207      6,199,923
                                                          ----------     ----------

Total partners' equity ..............................      4,281,207      6,199,923
                                                          ----------     ----------

                                                          $4,315,422     $6,353,863
                                                          ==========     ==========

                       See notes to financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                         Three Months      Nine Months    Three Months     Nine Months
                                                                Ended            Ended           Ended           Ended
                                                       Sept. 30, 1996   Sept. 30, 1996  Sept. 30, 1995  Sept. 30, 1995
                                                       --------------   --------------  --------------  --------------
REVENUES:
Income from Joint Venture (Note 2) ..................     $   873,756      $ 4,046,415     $   634,384     $ 2,675,267
Interest income .....................................          42,816          113,758          70,937         200,446
                                                          -----------      -----------     -----------     -----------

                                                              916,572        4,160,173         705,321       2,875,713

COSTS AND EXPENSES:
General and administrative expenses .................         163,185          613,389         235,863         783,228
                                                          -----------      -----------     -----------     -----------

Income before tax ...................................         753,387        3,546,784         469,458       2,092,485
Unincorporated Business tax (Note 3) ................         778,000          778,000            --              --
                                                          -----------      -----------     -----------     -----------

Net (loss) income ...................................     $   (24,613)     $ 2,768,784     $   469,458     $ 2,092,485
                                                          ===========      ===========     ===========     ===========

NET (LOSS) INCOME ALLOCATED TO:
General partners ....................................     $      (246)     $    27,688     $     4,695     $    20,925
Limited partners ....................................         (24,367)       2,741,096         464,763       2,071,560
                                                          -----------      -----------     -----------     -----------

                                                          $   (24,613)     $ 2,768,784     $   469,458     $ 2,092,485
                                                          ===========      ===========     ===========     ===========

Net (loss) income per a $500 limited partnership unit
  (based on 600,000 units outstanding) ..............     $     (0.04)     $      4.57     $      0.77     $      3.45
                                                          ===========      ===========     ===========     ===========


                       See notes to financial statements.


STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                                           Year Ended December 31, 1995
                                                                                   and Nine Months Ended Sept. 30, 1996
                                                                 ======================================================
                                                                 General Partners     Limited Partners         Total
                                                                 ----------------     ----------------         -----
Balance, January 1, 1995 .....................................      $     --            $ 6,790,976        $ 6,790,976
Net income, 1995 .............................................        37,589              3,721,358          3,758,947
Distributions, 1995 ..........................................      (870,000)            (3,480,000)        (4,350,000)
Allocation under Treasury Regulation Section 1.704-1(b) ......       832,411               (832,411)              --
                                                                    --------            -----------        -----------

Balance, December 31, 1995 ...................................          --                6,199,923          6,199,923
NET INCOME, NINE MONTHS 1996 .................................        27,688              2,741,096          2,768,784
DISTRIBUTIONS DURING NINE MONTHS 1996 ........................      (937,500)            (3,750,000)        (4,687,500)
ALLOCATION UNDER TREASURY REGULATION SECTION 1.704-1(b) ......       909,812               (909,812)              --
                                                                    --------            -----------        -----------

                                                                    $     --            $ 4,281,207        $ 4,281,207
                                                                    ========            ===========        ===========

                       See notes to financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Nine Months Ended   Nine Months Ended
                                                          Sept. 30, 1996      Sept. 30, 1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .............................................    $ 2,768,784      $ 2,092,485
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Decrease in accrued interest receivable ..............          4,235           17,980
Net change in operating assets and liabilities:
  Decrease in other liabilities ........................       (106,790)            --
  (Decrease) increase in due to managing general partner        (12,935)           8,420
                                                            -----------      -----------

Net cash provided by operating activities ..............      2,653,294        2,118,885
                                                            -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received from Joint Venture
  less than equity in income ...........................           --         (1,365,533)
Decrease in investment in Joint Venture ................         88,328             --
Sale of temporary investments, net .....................      1,746,638          925,786
                                                            -----------      -----------

Net cash provided by (used in) investing activities ....      1,834,966         (439,747)
                                                            -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ..............................     (4,687,500)      (1,725,000)
                                                            -----------      -----------

Net cash used in financing activities ..................     (4,687,500)      (1,725,000)
                                                            -----------      -----------

Net decrease in cash ...................................       (199,240)         (45,862)
Cash, beginning of year ................................        247,033          103,007
                                                            -----------      -----------

Cash at end of nine months .............................    $    47,793      $    57,145
                                                            ===========      ===========

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


1.   TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


2.   INVESTMENT IN JOINT VENTURE

The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on January 1, 1996 totaled $2,862,545.

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $125,000,000 in cash (subject to certain adjustments with respect to revenues received by the Partnership from the exploitation of the film "Oliver & Co."). Closing is scheduled to occur on September 30, 1997 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture as required by the Distribution Agreement for all revenues received by BV through August 31, 1997.

As a result of the Buyout Agreement the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and the investment will be reduced in proportion that actual cash received bears to ultimate revenues expected.


3.   UNINCORPORATED BUSINESS TAX

On September 30, 1996 the Partnership received an assessment from New York City regarding unincorporated business tax covering all periods from inception through December 31, 1995 of $878,000 (including interest). This liability was paid on that date. The Unincorporated Business Tax Expense reflects the excess of this payment over an amount previously established as a contingency reserve.




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